

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Sven-Olof Lindblad
President and Chief Executive Officer
LINDBLAD EXPEDITIONS HOLDINGS, INC.
96 Morton Street, 9th Floor
New York, New York 10014

> **Re: LINDBLAD EXPEDITIONS HOLDINGS, INC.**
> **Registration Statement on Form S-3**
> **Filed September 22, 2020**
> **File No. 333-248960**

Dear Mr. Lindblad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel R. Breslin